SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED SUBSIDIARIES

                       RATIOS OF EARNINGS TO FIXED CHARGES

                             (Thousands of Dollars)



                                                                             Year Ended December 31,
                                            ----------------------------------------------------------------------------------------
                                                1993             1994           1995            1996          1997          1998
                                            ------------     ------------    ------------    -----------   -----------    ----------


EARNINGS BEFORE INCOME TAXES
  AND FIXED CHARGES:

Income before interest expense (1)          $ 1,127,275      $ 1,081,800     $ 1,143,477    $ 1,108,410    $ 1,049,866   $   999,910
Add:
  Taxes on income (2)                           408,033          452,091         509,632        511,819        520,468       442,356
  Rentals (3)                                     3,463            3,512           4,018          3,269          2,639         2,208
  Allocable portion of interest
      on long-term Contracts for
      the purchase of power (4)                   1,890            1,870           1,848          1,824          1,797         1,767
  Spent nuclear fuel interest (6)                   487               68               -              -              -             -
  Amortization of previously capitalized
      fixed charges                               4,878            2,271           1,185            814          1,127         1,571
                                            -----------     ------------     -----------    -----------    -----------   -----------
Total earnings before income
  taxes and fixed charges (A)               $ 1,546,026      $ 1,541,612     $ 1,660,160    $ 1,626,136    $ 1,575,897   $ 1,447,812
                                            ===========     ============     ===========    ===========    ===========   ===========




FIXED CHARGES:
  Interest and amortization                 $   449,230      $   443,219     $   463,786    $   453,015     $  444,272   $   484,788
  Rentals (3)                                     3,463            3,512           4,018          3,269          2,639         2,208
  Capitalized fixed charges -
      nuclear fuel (5)                              978              254           1,531          1,711          2,398         1,294
  Allocable portion of interest on
      long-term contracts for
      the purchase of power (4)                   1,890            1,870           1,848          1,824          1,797         1,767
  Spent nuclear fuel interest (6)                   487               68               -              -              -             -
                                            -----------     ------------     -----------   ------------     ----------   -----------
Total fixed charges (B)                     $   456,048     $    448,923     $   471,183   $    459,819     $  451,106   $   490,057
                                            ===========     ============     ===========   ============     ==========   ===========


RATIO OF EARNINGS TO
  FIXED CHARGES (A) / (B):                         3.39             3.43            3.52           3.54           3.49          2.95
                                            ===========     ============     ===========   ============     ==========   ===========
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(1)   Includes allowance for funds used during construction and accrual of unbilled revenue.
(2)   Includes allocation of federal income and state franchise taxes to other income.
(3)   Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.
(4)   Allocable portion of interest included in annual minimum debt service requirement of supplier.
(5)   Includes fixed charges associated with Nuclear Fuel.
(6)   Represents interest on spent nuclear fuel disposal obligation.